Exhibit 99.1

Alarum Announces $4.25 Million Private Placement Financing; Senior Management to Participate with More Than $1 Million

The Company provided notice of termination of its ATM equity offering program

TEL AVIV, Israel, August 30, 2023 – Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of enterprise and consumers internet access solutions, today announces that it has entered into a securities purchase agreement for a private placement (the “Private Placement”) with several private investors, for gross proceeds of $4.25 million.

The Private Placement will consist of 187,225 units (the “Units”), each consisting of 10 restricted American Depositary Shares (“ADS”), each ADS representing 10 ordinary shares of the Company, and a non-tradeable warrant to purchase 3 ADSs, exercisable at a price of $2.72 per ADS for a period of two and half years from the date of issuance.

The price for Unit is $22.70 and is based on a price of $2.27 per one ADS and a warrant to purchase 0.3 of ADS, representing a 10% discount on the average American Depositary Share price on the Nasdaq Capital Market in the five trading days preceding the date of entering the Private Placement securities purchase agreement. The Private Placement is expected to close on or about September 15, 2023, subject to the satisfaction of customary closing conditions.

The Company’s Chairman of the board (the “Chairman”), its chief executive officer (the “CEO”) and its chief financial officer (“CFO”), are investing more than $1.0 million in the Private Placement1.

The Company intends to use the net proceeds from the Private Placement predominantly to support and strengthen its balance sheet, as well as for other corporate purposes.

Prior to entering the Private Placement securities purchase agreement, the Company provided notice of termination of its at-the-market equity offering program (the “ATM Offering”). Up to termination of the ATM Offering, the Company issued and sold approximately 240,000 ADSs, raising total gross proceeds of approximately $770,000.

The securities being issued and sold in the Private Placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act of 1933, as amended. The Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) registering the resale of the ADSs issued in the Private Placement (the “Resale Shares”).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities being offered in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. Any offering of the Resale Shares under a resale registration statement will only be by means of a prospectus.

[1]	The Chairman and CEO are using in part funds, loaned to them in a non-recourse loan, by the rest of the investors in the Private Placement, other than the CFO.

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of enterprise internet access solutions.

The solutions by NetNut, our Enterprise Internet Access arm, are based on our world’s fastest and most advanced and secured hybrid proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee privacy, quality, stability, and the speed of the service.

For more information about Alarum and its internet access solutions, please visit www.alarum.io.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Alarum is using forward-looking statements in this press release when it discusses its expectations regarding the completion of the Private Placement, the satisfaction of customary closing conditions related to the Private Placement and the expected receipt and intended uses of the proceeds from the Private Placement. However, the conditions for the closing of the Private Placement may not be met and the proceeds may not be received or if received may not be used as currently anticipated. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Alarum is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Michal Efraty

+972-(0)52-3044404
investors@alarum.io